SECUR[illegible] [illegible]IISSION

05037272

AN[illegible] [illegible]RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

Saint Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel (314) 729-2237
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *If individual, state last, first, middle name)*

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and Chief Compliance Officer

Title

Notary Public

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2006
NOTARY SEAL
St. Louis County
NOTARY PUBLIC, STATE OF MISSOURI

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (I) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP Securities, LLC

Statement of Financial Condition
December 31, 2004
(Available for Public Inspection)

BFP Securities, LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
BFP Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BFP Securities, LLC (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2005

BFP Securities, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 4,789,722
Wholesaler compensation receivable	290,900
Prepaid commissions	13,353,902
Other assets	3,300
Total assets	$ 18,437,824
Liabilities and Member's Equity	
Commissions payable	$ 1,771
Accounts payable and other liabilities	35,000
Total liabilities	36,771
Member's equity	18,401,053
Total liabilities and member's equity	$ 18,437,824

The accompanying notes are an integral part of this financial statement.

1. Organization

BFP Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer distributing public and private variable insurance contracts and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates under the exemptive provisions of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid money market funds to be cash equivalents. At December 31, 2004 all of the Company's cash equivalents were held in one money market fund. A money market fund is generally considered a stable investment and has a one dollar share value.

Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. These revenues are recognized on the accrual method of accounting. Certain of the wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such item is recorded as placement costs (see below).

Distribution fee revenue is earned by the Company based on the variable insurance contract premiums paid by certain policy holders. It is recognized at the time the insurance company issuing the variable insurance contract receives the premium.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most of commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt rather than fully expensing the commissions as paid to retail broker-dealers. The period of time chosen is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers.

In the case of commissions which are not capitalized, these are expensed as incurred. Such commissions relate to distribution fee revenue earned by the Company.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company records such costs as incurred.

Use of Estimates and Indemnification
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be filed against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Long Lived Assets
The Company reviews the carrying value of its long lived assets and assesses whether any impairment would be required to reduce such assets to net realizable value. The Company's only long lived asset is prepaid commissions. The Company has evaluated the recoverability of the prepaid commissions and believes that all such amounts can be realized without any value impairment.

Income Taxes
The Company is a disregarded entity for US tax purposes. The Company's parent is a pass through entity for tax purposes, and has more than one owner. Accordingly, the earnings of the Company are to be taxed at the owners of the parent level. The Company does not believe it is subject to taxation by any municipal, state or federal government, and no provision for those income taxes has been made.

3. Related Party Transactions

For the year ended December 31, 2004, the Company recorded wholesaler compensation of $4,129,706, and distribution fees of $993,892 from affiliates.

For the year ended December 31, 2004, the Company recorded placement costs to an affiliate totaling $1,488,877.

For the year ended December 31, 2004, the Company incurred commission costs, net of commission chargebacks, of $510,000 with Benefit Finance Securities, LLC, an affiliate of Bancorp Services, LLC, a 50% member of Benefit Finance Partners.

Administrative Expenses
Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company, and pursuant to an informal agreement, charges the Company a fee of $10,000 per month for these costs. Included in other expenses on the Statement of Operations is $120,000 related to this agreement. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and if necessary, the monthly charge may be modified.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the Ratio of Aggregate Indebtedness to Net Regulatory Capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital of $4,652,157 and minimum net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2004 was .008 to 1.

The Company operates pursuant to SEC Rule 15c3-3(k)(1). Accordingly, the Company does not hold customer funds or securities, nor does it carry any customer accounts.

5. Commitments and Contingencies

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.